UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes            ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

The following documents of the Registrant are submitted herewith:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/S/ MICHAEL RABINOVITCH
Michael Rabinovitch
Date: November 18, 2009		Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Condensed Consolidated Balance Sheets as of September 26, 2009 and March 28, 2009

Exhibit 99.2	Unaudited Condensed Consolidated Statements of Operations for the twenty-six week periods ended September 26, 2009 and September 27, 2008

Exhibit 99.3	Unaudited Condensed Consolidated Statements of Cash Flows for the twenty-six week periods ended September 26, 2009 and September 27, 2008

Exhibit 99.4	Notes to the Unaudited Condensed Consolidated Financial Statements

Exhibit 99.5	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Exhibit 99.1

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	September 26, 2009	March 28, 2009
	(Unaudited)	(Audited)
Assets
Current Assets:
Cash and cash equivalents	$2,345	$2,028
Accounts receivable	8,421	11,144
Inventories	158,606	155,597
Prepaids and other current assets	3,473	2,246

Total current assets	172,845	171,015

Property and equipment	30,728	30,602
Intangible assets	1,082	1,070
Other assets	3,301	3,444

Total non-current assets	35,111	35,116

Total assets	$207,956	$206,131

Liabilities and Stockholders’ Equity
Current liabilities:
Bank indebtedness	$87,988	$85,777
Accounts payable	33,864	27,942
Accrued liabilities	6,612	6,453
Current portion of long-term debt	3,896	3,887

Total current liabilities	132,360	124,059

Long-term debt	47,936	43,745
Other long-term liabilities	3,726	3,359

Total long-term liabilities	51,662	47,104

Stockholders’ equity:
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 3,672,407	22,282	22,282
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	38,613	38,613
Class C common stock – no par value, 100,000 authorized, none issued	—	—
Preferred stock – no par value, 2,034,578 authorized, none issued	—	—
Non-voting common shares – no par value, unlimited shares authorized, none issued	—	—
Additional paid-in capital	15,702	15,702
Accumulated deficit	(57,290)	(44,369)
Accumulated other comprehensive income	4,627	2,740

Total stockholders’ equity	23,934	34,968

Total liabilities and stockholders’ equity	$207,956	$206,131

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

Exhibit 99.2

BIRKS & MAYORS INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except per share amounts)

	26 weeks ended September 26, 2009	26 weeks ended September 27, 2008
Net sales	$102,222	$133,587
Cost of sales	58,744	73,322

Gross profit	43,478	60,265

Selling, general & administrative expenses	48,115	58,474
Depreciation and amortization	2,711	3,395

Total operating expenses	50,826	61,869

Operating loss	(7,348)	(1,604)
Interest and other financial costs	5,575	5,185

Loss before income taxes	(12,923)	(6,789)
Income tax benefit	(2)	(2,827)

Net loss	$(12,921)	$(3,962)

Weighted average shares outstanding, basic & diluted	11,390	11,326

Net loss per common share, basic & diluted	$(1.13)	$(0.35)

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

Exhibit 99.3

BIRKS & MAYORS INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	26 weeks ended September 26, 2009	26 weeks ended September 27, 2008
Cash flow provided by (used in) operating activities:
Net loss	$(12,921)	$(3,962)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	3,080	3,836
Amortization of debt costs	788	260
Deferred income taxes	—	(2,827)
Other operating activities, net	(433)	(485)
Decrease (increase) in assets:
Accounts receivable	3,017	868
Inventories	5,443	(7,335)
Other current assets	(799)	1,654
Increase in liabilities:
Accounts payable	4,070	688
Accrued liabilities and other long-term liabilities	80	183

Net cash provided by (used in) operating activities	2,325	(7,120)

Cash flows used in investing activities:
Additions to property and equipment	(777)	(3,177)

Net cash used in investing activities	(777)	(3,177)

Cash flows (used in) provided by financing activities:
(Decrease) Increase in bank indebtedness	(1,513)	8,342
Increase in obligations under capital leases	—	2,899
Increase in long-term debt	3,165	—
Payment of loan origination fees and costs	(165)	—
Repayment of long-term debt	(1,962)	(344)
Repayment of obligations under capital leases	(895)	(1,115)

Net cash (used in) provided by financing activities	(1,370)	9,782
Effect of exchange rate on cash and cash equivalents	139	(19)

Net increase (decrease) in cash and cash equivalents	317	(534)
Cash and cash equivalents at beginning of period	2,028	3,170

Cash and cash equivalents at end of period	$2,345	$2,636

Supplemental cash flow information:
Interest paid	$4,937	$5,025
Non-cash transactions from investing activities:
Property and equipment additions included in accounts payable and accrued liabilities	$131	$386

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

Exhibit 99.4

BIRKS & MAYORS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation, Significant Accounting Policies and Future Operations

Basis of Presentation

These Unaudited Condensed Consolidated Financial Statements of Birks & Mayors Inc. (“Birks & Mayors” or the “Company”) include the accounts of the Canadian parent company Birks & Mayors Inc. (“Birks”), its wholly-owned subsidiary, Mayor’s Jewelers, Inc. (“Mayors”), and Mayors’ wholly-owned subsidiary Henry Birks & Sons U.S. Inc. These Unaudited Condensed Consolidated Financial Statements are prepared in U.S. dollars and do not include all of the information and footnotes required by accounting principles generally accepted in the U.S. for complete financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Condensed Consolidated Financial Statements of the Company in this report for the twenty-six week period ended September 26, 2009 have not been audited. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the financial position and results of operations for the interim period have been made. The results of operations are not necessarily indicative of the results of operations for the full year or any other interim period. These statements should be read in conjunction with the Consolidated Financial Statements and notes thereto included in the Annual Report on Form 20-F for the fiscal year ended March 28, 2009, filed with the U.S. Securities and Exchange Commission (“SEC”) on July 6, 2009.

Annually, the Company’s fiscal year ends on the last Saturday of March. The Company refers to the prior fiscal year ended March 28, 2009 as fiscal 2009, and the current fiscal year ending March 27, 2010 as fiscal 2010. Fiscal 2009 and fiscal 2010 consist of two twenty-six week periods.

Significant Accounting Policies

These financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the U.S. (“GAAP”) and with general practices of the retail industry. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates include valuation of inventories, accounts receivable and deferred tax assets, and the recoverability of long-lived assets. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments.

Future Operations

These financial statements have been prepared on a going-concern basis in accordance with GAAP. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The ongoing economic recession, banking and financial crisis and surging home foreclosure rates in the U.S. and more specifically, Florida (where the Company derives a significant portion of its revenues) has created an extremely challenging retail and economic environment in the U.S. and Canada, especially for luxury retailers. These unprecedented conditions have negatively impacted not only the Company’s operating performance but its availability to sources of financing to fund its operations and its cost of capital. The Company believes that with the additional sources of funding obtained in the prior year as well as the $3.0 million of additional funding received from its controlling shareholder, Montrovest BV (see Note 6 for additional information on the Montrovest BV funding), during the current fiscal year as well as the Company’s cost reduction program which eliminated 150 full-time positions, or 15% of its workforce, suspended its traditional management cash bonus program for the current fiscal year, implemented a salary reduction program which reduced the salary of all employees of the Company as well as other reductions in other operating expenses, inventory and capital expenditures, that it will be able to adequately fund its operations and meet its cash flow requirements for the next twelve months. This determination, however, could be impacted by economic, financial competitive, legislative and regulatory factors, as well as other events that are beyond the Company’s control. If any of the factors or events described previously result in operating performance being significantly lower than currently planned or if the Company’s senior lenders impose additional restrictions on its ability to borrow on the Company’s collateral, the Company’s ability to continue as a going concern could be in substantial doubt and its capacity to realize the carrying value of its assets and repay its existing and future obligations as they generally become due without additional financing. These financial statements do no reflect adjustments that would be necessary if the going-concern assumptions were not appropriate.

2. Income Taxes

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of September 26, 2009, the Company had no accrued interest related to uncertain tax positions due to available tax loss carry forwards. The tax years 2006 through 2009 remain open to examination by the major taxing jurisdictions to which the Company is subject.

The Company recorded no income tax benefit for the twenty-six week period ended September 26, 2009 compared to $2.8 million for the comparable period last year. This $2.8 million decrease is primarily due to the Company recording a valuation allowance against the value of its net deferred tax assets including the tax benefits related to the current year’s operating losses as a result of the Company’s inability to reach the required conclusion that it would be able to more likely than not recognize the recorded value of both its U.S. and Canadian deferred tax assets in the future, while in the prior year there was no valuation allowance on the deferred tax assets related to the Company’s U.S. and Canadian operations, and therefore tax benefits related to the prior year operating losses were reflected in the Company’s financial statements. As of September 26, 2009, the Company had recorded a valuation allowance of $53.0 million against the full value of the Company’s net deferred tax assets.

3. Net Loss Per Common Share

For the twenty-six week period ended September 26, 2009, the Company’s net loss per common share on a basic and diluted basis was $1.13. Excluded from the computation of net loss per diluted share were 1,080,303 shares underlying outstanding stock options, 382,693 shares underlying outstanding warrants, and 108,687 shares underlying outstanding stock appreciation rights (“SARs”) due to their antidilutive effect.

For the twenty-six week period ended September 27, 2008, the Company’s net loss per common share on a basic and diluted basis was $0.35. Excluded from the computation of net loss per diluted share were 1,116,000 shares underlying outstanding stock options, 382,693 shares underlying outstanding warrants, and 113,034 shares underlying outstanding SARs due to their antidilutive effect.

4. Inventories

Inventories are summarized as follows:

	As of September 26, 2009	As of March 28, 2009
	(In thousands)
Raw materials	$5,821	$4,546
Work in progress	1,292	591
Retail inventories and manufactured finished goods	151,493	150,460

	$158,606	$155,597

5. Property and Equipment

Included in property and equipment is $1.3 million of property and equipment held for sale. These assets are recorded at the lower of cost or fair value less cost to sell. These assets are associated with the Company’s decision to discontinue production at its Rhode Island manufacturing facility and include $289 thousand of land, a $957 thousand building and $51 thousand of machinery and equipment. The Company has listed the land and building for sale and plans to sell the equipment during the second half of this fiscal year.

6. Long-Term Debt

In May 2009, the Company received a $3.0 million advance from it controlling shareholder, Montrovest BV (“Montrovest”), to finance the Company’s liquidity and working capital needs. This advance and any interest thereon is subordinated to the indebtedness of the Company’s existing senior credit facilities and secured term loans and is convertible into a convertible debenture or Class A voting shares in the event of a private placement or, is repayable upon demand by Montrovest once conditions stipulated in the

Company’s senior credit facilities permit such a payment. The cash advance bears interest at an annual rate of 16%, net of any withholding taxes, representing an effective interest rate of approximately 17.8%. If converted into convertible debentures or Class A voting shares, a fee of 7% of the outstanding principal amount of the cash advance will be paid to Montrovest.

7. Segmented Information

The Company has two reportable segments, Retail and Other. At September 26, 2009, Retail operated 35 stores across Canada under the Birks brand, and 30 stores in the Southeastern U.S. under the Mayors brand, as well as two retail locations in Calgary and Vancouver under the Brinkhaus brand. Other consists primarily of our corporate sales division, which services business customers by providing them with unique items for recognition programs, service awards and business gifts and also includes manufacturing, which produces unique products for the retail segment of our business.

The two segments are managed and evaluated separately based on gross profit. The accounting policies used for each of the segments are the same as those used for the consolidated financial statements. Inter-segment sales are made at amounts of consideration agreed upon between the two segments and intercompany profit is eliminated if not yet earned on a consolidated basis. The Company does not evaluate the performance of the Company’s assets on a segment basis for internal management reporting and, therefore, such information is not presented.

Certain information relating to the Company’s segments for the twenty-six week periods ended September 26, 2009 and September 27, 2008 is set forth below:

	RETAIL		OTHER		TOTAL
	26 weeks ended 9/26/09	26 weeks ended 9/27/08	26 weeks ended 9/26/09	26 weeks ended 9/27/08	26 weeks ended 9/26/09	26 weeks ended 9/27/08
	(In thousands)
Sales to external customers	$97,431	$127,632	$4,791	$5,955	$102,222	$133,587
Inter-segment sales	—	—	$7,903	$16,400	$7,903	$16,400
Unadjusted gross profit	$42,382	$59,627	$2,309	$3,791	$44,691	$63,418

The following table sets forth reconciliations of the segments’ gross profit to the Company’s consolidated gross profit for the twenty-six week periods ended September 26, 2009 and September 27, 2008:

	26 weeks ended September 26, 2009	26 weeks ended September 27, 2008
	(In thousands)
Unadjusted gross profit	$44,691	$63,418
Inventory provisions	(1,374)	(1,619)
Other unallocated costs	(666)	(1,644)
Recognition of intercompany margin	827	110

Gross profit	$43,478	$60,265

8. Subsequent Events

On September 26, 2009, the Company entered into a five-year distribution agreement (the “Agreement”) with Damiani International B.V. (“Damiani”) subject to certain approvals and conditions, all of which were met in October 2009. Pursuant to the Agreement, the Company agreed to purchase an aggregate cost value of $10.6 million of jewelry products from Damiani for sale by the Company in Canada and the United States. The products are to be delivered to the Company no later than November 15, 2009. The Agreement provides that the Company will pay for the products on an annual basis beginning on February 15, 2010 based on the cost value of the products sold during the previous year. However, the Company must make minimum annual payments totaling an aggregate amount of $5 million during the term of the Agreement. The Company is also required to replenish certain jewelry products sold during each previous quarter. The Company has a right to return up to $5 million of any unsold Damiani products at the end of the term of the Agreement. The Agreement provides that the Company is entitled to certain exclusive sales rights of certain Damiani brands in Canada, Florida and Georgia. The Agreement also provides for Damiani to contribute to an agreed upon annual marketing budget for Damiani products.

Exhibit 99.5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to provide the reader of the financial statements with a narrative on our results of operations, financial position and liquidity, risk management activities, significant accounting policies and critical estimates, and the future impact of accounting standards that have been issued, but are not yet effective. MD&A is presented in the following sections: Overview, Critical Accounting Policies and Estimates, Results of Operations and Financial Condition. It is useful to read the MD&A in conjunction with the Unaudited Condensed Consolidated Financial Statements and related notes thereto contained elsewhere in this document.

Annually, our fiscal year ends on the last Saturday of March. We refer to the prior fiscal year ended March 28, 2009 as fiscal 2009, and the current fiscal year ending March 27, 2010 as fiscal 2010. Fiscal 2009 and fiscal 2010 consist of two twenty-six week periods.

Overview

Birks & Mayors is a leading designer, maker and purveyor of luxury jewelry, timepieces and giftware in Canada and the Southeastern U.S. As of October 31, 2009, we operated 35 stores under the Birks brand in most major metropolitan markets of Canada, 30 stores under the Mayors brand in Florida and Georgia, as well as two retail locations in Calgary and Vancouver under the Brinkhaus brand.

We operate our business in two geographic areas, Canada and the Southeastern U.S. We have two reportable segments, “Retail” and “Other.” Retail is comprised of our retail operations in the U.S. and Canada on a combined basis. Other consists primarily of our corporate sales division, which services business customers by providing them with unique items for recognition programs, service awards and business gifts and also includes manufacturing operations, which produce unique products for the retail segment of our business.

Our net sales are comprised of revenues (including retail, corporate, catalogue and internet sales), net of discounts, in each case, excluding sales tax. Sales are recognized at the point of sale when merchandise is taken or shipped. Sales of consignment merchandise are recognized on a full retail basis at such time that the merchandise is sold. Revenues for gift certificates and store credits are recognized upon redemption. Customers use cash, checks, debit cards, third-party credit cards, proprietary credit cards and house accounts (primarily for corporate sales customers) to make purchases. The level of our sales is impacted by the number of transactions we generate and the size of our average retail sale.

Our operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses (“SG&A”). Cost of sales includes cost of merchandise, direct inbound freight, direct labor related to repair services, the costs of our design and creative departments, manufacturing costs, inventory shrink, damage and obsolescence, jewelry, watch and giftware boxes as well as depreciation and amortization of production facilities and production tools, dies and molds and, in addition, product development costs. SG&A includes, but is not limited to, all non-production payroll and benefits (including non-cash stock compensation expense), store and head office occupancy costs, overhead, credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal, human resource and training expenses. Depreciation includes depreciation and amortization of our stores and head office, including buildings, leasehold improvements, furniture and fixtures, computer hardware and software and automobiles and trucks. Occupancy, overhead and depreciation are generally less variable relative to net sales than other components of SG&A such as credit card fees and certain elements of payroll, such as commissions. Another significant item in SG&A is marketing expenses, which include marketing, public relations and advertising costs (net of amounts received from vendors for cooperative advertising) incurred to increase customer awareness of both the Company’s retail brands and the Birks product brand. Marketing represented 2.9% and 3.6% of sales during the twenty-six week periods ended September 26, 2009 and September 27, 2008, respectively. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, and warehousing costs. The amounts of these indirect costs in SG&A are approximately $1.6 million and $2.1 million for the twenty-six week periods ended September 26, 2009 and September 27, 2008, respectively.

Over the short-term, we will focus our efforts on those strategies and key drivers of our performance that are necessary in the current business climate, which include our ability to:

•	maintain flexible and cost effective sources of borrowings to finance our operations and strategies; and

•	manage expenses and assets efficiently in order to optimize profitability and cash flow.

Over the long-term, we believe that the key drivers of our performance will be our ability to:

•

execute our merchandising strategy to increase net sales and expand gross margin by developing and marketing higher margin exclusive and unique products, and further developing our internal capability to design, develop, manufacture or source products;

•

execute our marketing strategy to enhance customer awareness and appreciation of our two retail brands, Birks and Mayors, as well as the Birks product brand, and to increase customer traffic, client acquisition and retention and net sales through regional and national advertising campaigns on television, billboards, print, catalog mailings, in-store events, community relations, media and public relations, partnerships with key suppliers, such as Mayors’ relationship with Rolex, and associations with prestige institutions;

•

provide a superior client experience through consistent outstanding customer service that will ensure customer satisfaction and promote frequent customer visits, customer loyalty, and strong customer relationships; and

•	increase our retail stores’ average retail transaction, conversion rate, productivity of our store professionals and four-wall profitability.

Critical Accounting Policies and Estimates

Our Unaudited Condensed Consolidated Financial Statements have been prepared in accordance with GAAP, but do not include all of the information and footnotes required by GAAP for complete financial statements. Preparation of these statements requires management to make estimates and assumptions about future events and their impact on amounts reported in the financial statements and related notes. Some accounting estimates and policies have a significant impact on amounts reported in the financial statements. A summary of significant accounting estimates and policies and a description of accounting policies that are considered critical may be found in our Annual Report on Form 20-F for the fiscal year ended March 28, 2009 filed with the SEC on July 6, 2009 in the Notes to the Consolidated Financial Statements and the Critical Accounting Policies and Estimates section contained therein.

Results of Operations

Comparable Store Sales

We use comparable store sales as a key performance measure for our business. We do not include our non-retail store sales in comparable store calculations. Stores enter the comparable store calculation in their thirteenth full month of operation under our ownership. Stores that have been resized and stores that are relocated are evaluated on a case-by-case basis to determine if they are functionally the same store or a new store and then are included or excluded from comparable store sales, accordingly. Comparable store sales is calculated in local currency terms and measures the percentage change in net sales for comparable stores in a period compared to the corresponding period in the previous year. If a comparable store is not open for the entirety of both periods, comparable store sales measures the change in net sales for the portion of time that such store was open in both periods.

The percentage decrease in comparable stores sales for the periods presented below is as follows:

	For the 26 weeks ended September 26, 2009	For the 26 weeks ended September 27, 2008
Canada	(10)%	(1)%
United States	(26)%	(9)%

Total	(19)%	(5)%

The decrease in comparable store sales for the twenty-six week period ended September 26, 2009 primarily reflects the impact of the deterioration in the economies of both Canada and the U.S. over the past year, which has severely impacted consumer spending in the luxury goods and jewelry sector resulting in a decrease in store traffic in both our Canadian and U.S. markets and in a decrease in our average sale transaction in the U.S.

The decrease in comparable store sales for the twenty-six week period ended September 27, 2008 also reflects the difficulties associated with decreased consumer confidence and spending in a continued challenging economic environment most apparent through a decrease in store traffic in both our Canadian and U.S. markets. These decreases in customer traffic were partially offset by an increase in our average sale transaction in both Canada and the U.S.

Twenty-Six Week Period Ended September 26, 2009 compared to the Twenty-Six Week Period Ended September 27, 2008

Net Sales

	For the 26 weeks ended September 26, 2009	For the 26 weeks ended September 27, 2008
	(In thousands)
Net sales – Retail	$97,431	$127,632
Net sales – Other	4,791	5,955

Total Net Sales	$102,222	$133,587

Net sales for the twenty-six weeks ended September 26, 2009 were $102.2 million, a decrease of $31.4 million from the twenty-six weeks ended September 27, 2008. The decrease in net sales was primarily driven by a 19% decline in comparable store sales, $6.2 million of lower sales related to translating the sales of the Canadian operations to U.S. dollars with a relatively weaker Canadian dollar and $1.2 million of lower sales associated with the closure of three stores.

Gross Profit

	For the 26 weeks ended September 26, 2009	For the 26 weeks ended September 27, 2008
	(In thousands)
Gross Profit – Retail	$42,382	$59,627
Gross Profit – Other	1,096	638

Total Gross Profit	$43,478	$60,265

Gross profit was $43.5 million, or 42.5% of net sales, during the twenty-six week period ended September 26, 2009 compared to $60.3 million, or 45.1% of net sales, during the comparable period last year. The decrease in gross profit was primarily related to the decrease in sales as well as the 260 basis point decline in gross margin. Included in the decrease in gross profit was $3.1 million of lower gross profit resulting from the impact of translating the net sales and cost of sales of the Canadian operations to U.S. dollars with a relatively weaker Canadian dollar. The 260 basis point decline was primarily attributable to retail pricing pressures associated with generating sales in the extremely difficult economic environment in both the U.S. and Canada.

Operating and Interest Expenses

SG&A expenses were $48.1 million, or 47.1% of net sales for the twenty-six week period ended September 26, 2009 compared to $58.5 million, or 43.8% of net sales, for the twenty-six week period ended September 27, 2008. The $10.4 million decrease in SG&A was driven by a $4.2 million reduction in compensation expense primarily related to savings related the Company’s strategic downsizing and pay reductions and lower sales commissions due to reduced sales, $2.7 million of lower expenses related to foreign currency translation resulting from the translation of Canadian expenses into U.S. dollars with a relatively weaker Canadian dollar, $1.6 million reduction in marketing expenses and $1.9 million of lower general operating expenses resulting from our continued efforts to reduce general corporate overhead costs.

Depreciation and amortization expense for the twenty-six week period ended September 26, 2009 was lower than the prior year primarily due to lower levels of fixed assets related to the closure of three stores as well as continued efforts to limit capital expenditures. The decrease in depreciation and amortization expense was also impacted by $0.2 million of lower expenses resulting from translation of Canadian depreciation expenses into U.S. dollars with a relatively weaker Canadian dollar.

Interest and other financial costs increased to $5.6 million for the twenty-six week period ended September 26, 2009, from $5.2 million during the comparable period last year. This increase is primarily associated with higher rates being paid on long-term borrowings entered into by the Company during the past twelve months partially offset by a $0.2 million unrealized foreign exchange gain on U.S. dollar denominated debt in our Canadian operation.

Income Taxes

We recorded no income tax benefit related to the Company’s deductible timing differences created during the twenty-six week period ended September 26, 2009 compared to $2.8 million of net tax assets recorded during the comparable period last year. This accounting treatment was due to the recording of a valuation allowance on deferred tax assets generated from our U.S. and Canadian operations during the current period, while for the comparable period last year no valuation allowance on deferred tax assets were recorded.

FINANCIAL CONDITION

Liquidity and Capital Resources

As of September 26, 2009, we had a $133.0 million senior secured revolving working capital credit facility with approximately $88.0 million outstanding on this facility. Our senior secured revolving working capital credit facility bore interest at a floating rate of LIBOR plus 2.50% to LIBOR plus 3.0% (based on excess availability thresholds) for up to a $124 million tranche of the facility and in the range of LIBOR plus 4.5% to LIBOR plus 5.0% (based on excess availability thresholds) for the remaining $9 million tranche of the facility. Our excess borrowing capacity was $10.5 million as of September 26, 2009 and $15.0 million as of October 30, 2009. In addition to the working capital credit facility, we have a $13.0 million secured term loan that is subordinated in lien priority to our senior secured revolving credit facility and bears interest at a rate of the greater of 16% annum or one-month LIBOR based rate plus 12%. These two credit facilities expire in December 2011 and are primarily used to finance capital expenditures, working capital and provide liquidity to fund our day-to-day operations and for other general corporate purposes. The terms of the senior secured credit facility provide that no financial covenants are required to be met other than maintaining positive excess availability at all times. We have complied with the requirement to maintain positive excess availability at all times and as such no financial covenants are required to be met.

Our ability to fund our operations and meet our cash flow requirements in order to fund our operations is dependant upon our ability to maintain positive excess availability under our senior credit facilities. Both our senior secured revolving credit facility lender and our senior secured term loan lender may impose at any time, discretionary reserves, which would lower the level of borrowing availability under our senior secured revolving credit facility (customary for asset based loans), at their reasonable discretion, to: (i) ensure that we maintain adequate liquidity for the operation of our business, (ii) cover any deterioration in the amount or value of the collateral, and (iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that our senior secured revolving credit facility lender may impose at its reasonable discretion, however, our senior secured term loan lender’s ability to impose discretionary reserves at its reasonable discretion is limited to 5% of the senior secured credit facility availability. While our senior secured revolving credit facility lender has not historically imposed such a restriction, our senior secured term loan lender did impose a $4 million reserve for a period of 14 days in fiscal 2009, and it is uncertain whether conditions could change and cause such a reserve to be imposed in the future by either lender. In addition, the value of our inventory is periodically assessed by our lenders and based upon these reviews our borrowing capacity could be significantly increased or decreased. Other factors impacting our excess availability include, among others, changes in the U.S. and Canadian dollar exchange rate, which could increase or decrease our borrowing availability. Furthermore, a $15.0 million and a $7.5 million seasonal availability block is imposed by the senior secured revolving credit facility lender and the senior secured term loan lender each year from December 20th to January 20th and from January 21st to February 10th, respectively, and both our senior secured revolving credit facility and our senior secured term loan are subject to cross default provisions with all other loans, by which if the Company is in default with any other loan the default will immediately apply to both the senior secured revolving credit facility and the senior secured term loan.

Our senior secured working capital credit facility and secured term loan contain limitations on our ability to pay dividends, more specifically, among other limitations, we can pay dividends only at certain excess borrowing capacity thresholds and the aggregate dividend payment for the twelve-month period ended as of any fiscal quarter cannot exceed 33% of the consolidated net income for such twelve-month period. Additionally, we are required to maintain a fixed charge coverage ratio of at least 1.30 to 1.00 and a minimum excess availability of $20 million in order to qualify for payment of dividends.

In May 2009, we received a $3.0 million cash advance from Montrovest to finance our working capital needs and for general corporate purposes. This advance along with a $2.0 million advance in February 2009 is subordinated to the indebtedness of our existing senior secured revolving credit facility and secured term loan and is convertible into a convertible debenture or Class A voting shares in the event of a private placement or, is repayable upon demand by Montrovest once conditions stipulated in our senior credit facilities permit such a payment. Both cash advances bear interest at an annual rate of 16%, net of any withholding taxes, representing an effective interest rate of approximately 17.8%. If converted into convertible debentures or Class A voting shares, a fee of 7% of the outstanding principal amount of the cash advance shall be paid to Montrovest.

During the first six months of fiscal 2010, we made a Cdn $1.7 million payment on a non-interest bearing note associated with our acquisition of two Brinkhaus stores in November 2007. There remain two payments of Cdn $1.7 million each, which are scheduled to be paid in April 2010 and April 2011.

In February 2009, we finalized a secured term loan agreement with Investissement Quebec to finance up to Cdn $2.9 million of certain expenses and inventory costs related to our sponsorship as the official supplier of jewelry for the 2010 Olympic and Paralympic Winter Games. Draw downs related to this agreement bear interest at a rate of prime plus 3.5% per annum (which equates to 5.75% at September 26, 2009) and are repayable in twenty monthly installments of Cdn $35,000 and forty monthly installment of Cdn $55,000 beginning in April 2009. As of September 26, 2009, we had received Cdn$1.7 million in financing from this loan and repaid Cdn $0.2 million of the borrowings to date. The funding of the remaining borrowing capacity of Cdn $1.2 million is expected to be provided in several tranches through March 2010.

Net cash provided by operating activities for the twenty-six week period ended September 26, 2009 was $2.3 million compared to $7.1 million of net cash used in operating activities during the comparable period last year. The increase in net cash provided by operating activities compared to the reduction in net cash used in operating activities in the prior year is primarily attributable to a decrease in inventory compared to an increase in inventory in the prior fiscal year as well as a larger decrease in accounts receivable and larger increase in accounts payable partially offset by a larger net loss during the current period compared to the prior year. The $5.4 million decrease in inventory during the current twenty-six week period is primarily associated with our efforts to reduce the level of inventory and increase the productivity of inventory on hand in response to the continued weakness in sales associated with the current economic downturn. The larger decrease in accounts receivable during the twenty-six week period ended September 26, 2009 compared to the corresponding period in the prior year, reflects lower sales during the period while the larger increase in accounts payable reflects the timing of inventory purchases and shipments received.

Net cash used in investing activities was $0.8 million during the twenty-six week period ended September 26, 2009 as compared to $3.2 million for the twenty-six week period ended September 27, 2008. This $2.4 million decrease is primarily related to decreases in store renovations and our efforts to control the level of capital expenditures during the current economic downturn.

We used $1.4 million of cash in financing activities during the current twenty-six week period compared to $9.8 million of net cash being provided by financing activities for the twenty-six week period ended September 27, 2008. This variation reflects the use of cash flows generated from operating activities less capital expenditures being utilized to reduce our indebtedness. In the twenty-six week period ended September 27, 2008, financing activities were required to fund cash flows used in operating activities and the higher level of capital expenditures.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risks

One of our primary market risk exposures is interest rate risk. Borrowings under the working capital credit facility and the term loan from Investissement Québec bore interest at floating rates which are based on LIBOR or prime plus any additional applicable rate under the terms of the agreement. As of September 26, 2009, we had approximately $111.7 million of floating-rate debt. Accordingly, our net income will be affected by changes in interest rates. Assuming a 100 basis point increase or decrease in the interest rate under our floating-rate debt, our interest expense on an annualized basis would have increased by $1.1 million or decreased by $1.0 million, respectively.

Currency Risk

Another significant market risk we are exposed to is the operating risk associated with the fact that a significant portion of our business is in Canada. The continued fluctuations in the Canadian dollar relative to the U.S. dollar may continue to impact the purchase prices of some of our products and may continue to influence the shopping patterns and behaviors of our Canadian and U.S. consumers. In addition, while we report our financial results in U.S. dollars, a substantial portion of our sales are earned in Canadian dollars. For our operations located in Canada, non-Canadian currency transactions and assets and liabilities subject us to foreign currency risk. Conversely, for the operations located in the U.S., non-U.S. currency transactions and assets and liabilities subject us to foreign currency risk. For purposes of our financial reporting, our financial statements are reported in U.S. dollars by translating, where necessary, net sales and expenses from Canadian dollars at the average exchange rates prevailing during the period, while assets and liabilities are translated at period-end exchange rates, with the effect of such translation recorded in accumulated other comprehensive income. As a result, for purposes of our financial reporting, foreign exchange gains or losses recorded in earnings relate to non-Canadian dollar transactions of the operations located in Canada and non-U.S. dollar transactions of the operations located in the U.S. We expect to continue to report our financial results in U.S. dollars in accordance with GAAP. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses. To mitigate the impact of foreign exchange volatility on our earnings, from time to time we may enter into agreements to fix the exchange rate of U.S. dollars to Canadian dollars. For example, we may enter into agreements to fix the exchange rate to protect the principal and interest payments on our Canadian dollar denominated debt and other liabilities. If we do so, we will not benefit from any increase in the value of the Canadian dollar compared to the U.S. dollar when these payments become due. As of September 26, 2009, we had not hedged these foreign exchange rate risks. As of September 26, 2009, we had approximately $12.7 million of net liabilities subject to transaction foreign exchange risk related to changes in the exchange rate between the U.S. dollar and Canadian dollar, which would impact the level of our earnings if there were fluctuations in U.S. and Canadian dollar exchange rate. Assuming a 10 percent strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar, as of September 26, 2009, our earnings would have increased or decreased, respectively, by approximately $0.8 million. This analysis does not consider the impact of fluctuations in U.S. and Canadian dollar exchange rates on the translation of Canadian dollar results into U.S. dollars. In addition, to the impact on earnings, fluctuation between the U.S. and Canadian dollar exchange rates impacts the level of our borrowing availability under our secured revolving credit facility which is denominated in U.S. dollars. Assuming a 10 percent strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar, as of September 26, 2009, our borrowing availability would have increased or decreased, respectively, by approximately $2.7 million.

Commodity Risk

The nature of our operations results in exposure to fluctuations in commodity prices, specifically platinum, gold and silver. We monitor and, when appropriate, utilize derivative financial instruments and physical delivery contracts to hedge our exposure to risks related to the change in gold price. We are exposed to credit-related losses in the event of non-performance by counter-parties to the financial instruments. In addition, if commodity prices decrease below those levels specified in our various hedging agreements, we would lose the value of a decline in the price of the commodity which could have an equal effect on our cost of sales. However, such gains may not be realized in future periods and our hedging activities may result in losses, which could be material. For accounting purposes, the hedging agreements have historically not qualified to be treated as accounting hedges and, accordingly, were marked to market at the end of every quarter. No hedging contracts existed as of September 26, 2009.

FORWARD-LOOKING STATEMENTS

This interim report and other written reports and releases and oral statements made from time to time by the Company contain forward-looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about our strategies for growth, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

One must carefully consider such statements and understand that many factors could cause actual results to differ from the forward-looking statements, such as inaccurate assumptions and other risks and uncertainties, some known and some unknown. No forward-looking statement is guaranteed and actual results may vary materially. Such statements are made as of the date provided, and we assume no obligation to update any forward-looking statements to reflect future developments or circumstances.

One should carefully evaluate such statements by referring to the factors described in our filings with the SEC, especially on Forms 20-F and 6-K. Particular review is to be made of Items 3, 4 and 5 of Form 20-F where we discuss in more detail various important risks and uncertainties that could cause actual results to differ from expected or historical results. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements. Since it is not possible to predict or identify all such factors, the identified items are not a complete statement of all risks or uncertainties.